Company name C&C Group Plc
Headline Director/PDMR Shldg-Amend

The following announcement replaces the announcement "Notification of Transactions of Directors, Persons Discharging managerial responsibility or Connected Persons" that was released on 13th July 2006 that now

correctly describes the Distribution of the Scrip Dividend Scheme as it applies to Directors and Persons Discharging Managerial Responsibility.




06015346

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

Maurice Pratt, Director

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A …………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Maurice Pratt

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

10,658 Ordinary Shares of €0.01 each

…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Maurice Pratt

…………………………………

…………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,658

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€6.38

………………………………

14. Date and place of transaction

11th July 2006

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Maurice Pratt : 1,010,658 0.31%

16. Date issuer informed of transaction

12th July 2006

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

……………………………

18. Period during which or date on which it can be exercised

N/A

……………………………

19. Total amount paid (if any) for grant of the option

N/A

……………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

……………………………

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€6.38

………………………………

22. Total number of *shares* or debentures over which options held following notification

1,493,600 options under Executive Share Option Scheme

82,465 options under LTIP Scheme

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc………………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

…………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

Brendan McGuiness, Director

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Brendan McGuinness

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

12,751 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Brendan McGuinness

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

12,751

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€6.38

………………………………

14. Date and place of transaction

11th July 2006

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Brendan McGuinness : 1,209,146 0.38%

16. Date issuer informed of transaction

12th July 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete

the following boxes

17 Date of grant

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

486,200 options under Executive Share Option Scheme

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc……………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

………………………………

3. Name of *person discharging managerial responsibilities/director*

James Muldowney, Director

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

James Muldowney

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

3,302 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

James Muldowney

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,302

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€6.38

………………………………

14. Date and place of transaction

11th July 2006

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

James Muldowney : 313,106 0.09%

16. Date issuer informed of transaction

12th July 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

……………………………………

19. Total amount paid (if any) for grant of the option

N/A

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

……………………………………

22. Total number of *shares* or debentures over which options held following notification

343,600 options under Executive Share Option Scheme

24,400 options under LTIP Scheme

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc…………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

…………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

Tony O'Brien, Director

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A …………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Tony O'Brien

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

2,710 Ordinary Shares of €0.01 each

…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Tony O'Brien

……………………………

……………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,710

……………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

……………………………

13. Price per *share* or value of transaction

€6.38

……………………………

14. Date and place of transaction

11th July 2006

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Tony O'Brien : 1,700,000 0.52%

16. Date issuer informed of transaction

12th July 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

…………………………………

18. Period during which or date on which it can be exercised

N/A

…………………………………

19. Total amount paid (if any) for grant of the option

N/A

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

…………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc.............................

Date of notification

13th July 2006.....................

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

....

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Noreen O'Kelly, Company Secretary

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Noreen O'Kelly

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

700 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Noreen O'Kelly

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

700

…………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction

€6.38

…………………………………

14. Date and place of transaction

11th July 2006

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Noreen O'Kelly : 134,700 0.04%

16. Date issuer informed of transaction

12th July 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

210,900 options under Executive Share Option Scheme

17,700 options under LTIP Scheme

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc………………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

…………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

John Hogan, Director

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

John Hogan

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

100 Ordinary Shares of €0.01 each

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Hogan

……………………………………

……………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

100

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction

€6.38

…………………………………

14. Date and place of transaction

11th July 2006

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

John Hogan: 9,561 0.0%

16. Date issuer informed of transaction

12th July 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

……………………………………

18. Period during which or date on which it can be exercised

N/A

……………………………………

19. Total amount paid (if any) for grant of the option

N/A

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

……………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc……………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

……………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

……………………………

3. Name of *person discharging managerial responsibilities/director*

Philip Lynch, Director

……………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ……………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Philip Lynch

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

107 Ordinary Shares of €0.01 each

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Philip Lynch

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

107

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€6.38

………………………………

14. Date and place of transaction

11th July 2006

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Philip Lynch : 10,209 0.00%

16. Date issuer informed of transaction

12th July 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

…………………………………

18. Period during which or date on which it can be exercised

N/A

…………………………………

19. Total amount paid (if any) for grant of the option

N/A

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc………………………………

Date of notification

13th July 2006……………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

…………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

Breege O'Donoghue, Director

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Breege O'Donoghue

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

438 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Breege O'Donoghue

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €6.38 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

438

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction

€6.38

…………………………………

14. Date and place of transaction

11th July 2006

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Breege O'Donoghue : 41,600 0.01%

16. Date issuer informed of transaction

12th July 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc……………………………………

Date of notification

13th July 2006……………………………

END

END